PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Annual General Meeting of Shareholders (hereinafter referred to as “AGMS” or the “Meeting”) which was held on Friday, June 24, 2011 at the Auditorium of Indosat headquarters, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

Agenda 1:

a.

To approve the annual report of the Company for the financial year ended 31 December 2010;

b.

To ratify the financial statements of the Company for the financial year ended 31 December 2010; and

c.

To approve the full release and discharge of the members of the Board of Commissioners from their supervisory responsibilities and of the members of the Board of Directors from its managerial responsibilities in relation to the Company, to the extent that their actions are reflected in the financial statements of the Company for the financial year ended 31 December 2010 and such actions do not conflict with or violate the prevailing laws and regulations.

Agenda 2:

a.

To determine the allocation of net profit of the Company for the financial year ended December 31, 2010 with the following composition:

•

For dividend, an amount of Rp 59.55 per share; and

•

The remaining amount will be allocated for re-investment and working capital

In accordance with the prevailing capital market regulation, shareholders who are entitled to the dividend shall be those whose names are recorded in the Shareholders Register of the Company as of July 22, 2011 at 4.00 p.m Western Indonesian Time.

The dividend will be paid in full on August 5, 2011 in the amount of Rp 59.55 per share, while the schedule of payment of dividend for the Government of the Republic of Indonesia will be determined by the Board of Directors of the Company in accordance with the prevailing laws and regulations.

b.

To authorize the Board of Directors of the Company with the right of substitution to effect the payment of dividend in accordance with the provisions above and/or subject to the requirements of the prevailing laws and regulations.

Agenda 3:

The total remuneration of the Company’s Board of Commissioners for the year 2011 amounting to Rp 23,000,000,000 consists of:

1.

The total annual cash remuneration for 2011 starting from January 1, 2011 amounting to Rp 7,733,345,953  including honorarium and provisions for committee fees which is to be paid by the Company and is determined proportionally based on the composition of the Board of Commissioners for the year 2011 with the details as follows:

-

President Commissioner

: Rp 1,981,033,713

-

Commissioner

: Rp 1,953,541,272 (average amount)

The remuneration of the member of the Board of Commissioners may differ to take into account each member of the Board of Commissioners’ duties and responsibilities on committees of the Board of Commissioners.

2.

Attendance in board/committee meeting allowance amounting to Rp 1,874,250,000          which is paid based on attendance on official board meeting. This allowance is replacing other board fixed allowances.

3.

Allocation year 2011 for Restricted Share Unit Plan year 2010 which is a long term incentive based on virtual share price amounting to Rp 2,669,920,000.

4.

Allocation year 2011 for Restricted Share Unit Plan year 2011 which is a long term incentive based on virtual share price amounting to Rp 2,341,248,000.

5.

Allocation for End of Service Benefits for the Board of Commissioners amounting to Rp 1,104,100,000. This benefit shall be provided at the end of appointment period as a member of the Board of Commissioners. This is in line with applicable practice in several companies.

6.

Income tax facility and the allocation for Board of Commissioners’ secretarial staffs and assistant amounting to Rp 7,277,136,047.

Agenda 4:

a.

To approve the appointment of Public Accounting Firm Purwantono, Suherman and Surja, as the Company’s Independent Auditor to audit the Company’s financial statements for the year 2011 as proposed by the Board of Commissioners and the delegation of authority to the Board of Commissioners to determine the terms and conditions of such appointment.

b.

To delegate the authority of the General Meeting of Shareholders to the Board of Commissioners to appoint a replacement for the Company’s Independent Auditor, including the determination of the terms and conditions of the appointment if the appointed Independent Auditor cannot fulfill or implement its task for any reason whatsoever, based on the prevailing rules and regulation.

Agenda 5:

a.

To honorably discharge Mr. Peter Wladyslaw Kuncewicz as member of the Board of Directors of the Company with appreciation and gratitude from August 31, 2011 and to release and discharge him from management liability that may have incurred between January 1, 2010 and December 31, 2010 and between January 1, 2011 and June 24, 2011 to the extent that actions taken during such management do not conflict with or violate the prevailing laws and regulations.

And to appoint Mr. Curt Stefan Carlsson as member of the Board of Directors of the Company replacing Mr. Peter Wladyslaw Kuncewicz for the period commencing from September 1, 2011, until the close of the Annual General Meeting of Shareholders in the year 2015 (in accordance with the Articles of Association of the Company).

b.

With due regard to the above proposed resolution, the composition of the Company’s Board of Directors  from September 1, 2011 until the close of the Annual General Meeting of Shareholders in the year 2015 (in accordance with the Articles of Association of the Company) shall be as follows:

Board of Directors:

-

Mr. Harry Sasongko Tirtotjondro, President Director

-

Mr. Curt Stefan Carlsson, Director

-

Mr. Hans Christiaan Moritz, Director

-

Mr. Fadzri Sentosa,  Director

-

Mr. Laszlo Imre Barta, Director

a.

Further, to delegate the authority to the Board of Commissioners in accordance with Article 92 paragraph (5) of the Law No 40 of 2007 on Limited Liability Company, based on the President Director’s proposal:

(i)

to determine the distribution of duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), and/or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time

a.

To appoint and grant the authority with the right of  substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the AGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask for information, to submit a notification with regard to the appointment of the Board of Directors of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and any other related authorized institutions, to register the composition of the Board of Directors as approved by this AGMS in the Company Registration in the Ministry of Trade, to make or cause to be made and to sign the deeds and letters or any necessary documents including to make amendments and/or additions which required to obtain the approval from the authority,  to appear before the notary, to have the deed restating the Company’s AGMS resolutions made, prepared and finalized and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS.

Rules and Regulation of cash dividend are as follows:

1.

Cash dividend for the year ended December 31, 2010 of Rp 59.55 per share will be paid to:

a.

Shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau (PT EDI Indonesia) as of 4.00 p.m Western Indonesian Time on July 22, 2011.

b.

Shareholders whose names registered as account holders in the custodian bank or securities company in PT KSEI Collective Custody as of 4.00 p.m Western Indonesian Time on July 22, 2011.

1.

The basis for inclusion in the Company Shareholders Register or the Account Holder List are all the shares trading on the Indonesia Stock Exchange for:

Remaining Of The Cash Dividend per Share for The Year 2010		Rp 59.55 per share
Cum Dividend for	Regular and Negotiable Market	July 19, 2011
	Cash Market	July 22, 2011
Ex Dividend for	Regular and Negotiable Market	July 20, 2011
	Cash Market	July 25, 2011
Recording Date of dividend		July 22, 2011
Dividend payment Date		August 5, 2011

2.

Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the recording date in the Shares Administration Bureau and PT KSEI, which is July 22, 2011, at 4.00 p.m Western Indonesian Time.

3.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk, the local custodians authorized by the Bank of New York Mellon, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of July 22, 2011 at 4.00 p.m Western Indonesian Time, at the Shares Administration Bureau or at PT KSEI Collective Custody.

4.

Payment of cash dividend whose shares have not been electronically registered into the Collective Custody of PT KSEI will be made through “Surat Pemberitahuan Pembayaran Dividen” (SPPD) or “Dividend Payment Notice” and will be sent via mail to the Shareholders’ address as registered in the Company’s Shareholders Register, and such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero) Tbk.

5.

Shareholders wishing to have their dividend payment transferred to their bank accounts shall submit a written request by July 22, 2011 at 4.00 p.m Western Indonesian Time and shall be addressed to the Company’s Shares Administration Bureau PT EDI Indonesia, Wisma SMR 10th floor, Jl. Yos Sudarso Kav. 89, Jakarta 14350. Tel (021) 651 5130, Fax: (021) 651 5131; email: bae@edi-indonesia.co.id

6.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

Jakarta, June 28, 2011

PT INDOSAT Tbk

Board of Directors

ANNOUNCEMENT

PT Indosat Tbk (the “Company”)

Jl. Medan Merdeka Barat No. 21

Jakarta

In accordance with Article 68 paragraph (4) of Law No. 40 Year 2007 on Limited Liability Company, the Company’s Board of Directors hereby announce that the Company’s Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity as announced by the Company in daily newspapers namely Media Indonesia and Investor Daily on March 30, 2011 have been ratified by the shareholders in the Company’s Annual General Meeting of Shareholders held on Friday, dated June 24, 2011.

The announcement of the Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity can be viewed on the Company’s website at www.indosat.com or can be obtained from the company’s Investor Relations Group at Indosat headquarters, 2nd floor, Front Podium, Jl. Medan Merdeka Barat No. 21, Jakarta 10110. Tel. (021) 386 9615, Fax. (021) 3000 3757.

Jakarta, June 28, 2011

PT INDOSAT Tbk

Board of Directors